UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

East Bay Permanent Real Estate Cooperative, Inc.

(Exact name of issuer as specified in its charter)

California State or other jurisdiction of incorporation or organization	82-1240282 (I.R.S. Employer Identification No.)

1726 7th St, Oakland CA 94607

(Full mailing address of principal executive offices)

(650) 743-6974

(Issuer’s telephone number, including area code)

Item 1 Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with financial statements of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC” or the “Cooperative”). See Item 3 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors

Financial Condition

As of June 30, 2026, EB PREC’s total assets increased by 8.86% as compared to December 31, 2025, from $14,698,001.35 to $16,000,784.62. This increase is primarily due to a combination of grant funding received and new equity raised through the sale of investor owner shares. In the first six months of 2026, EB PREC raised $943,000 in new equity through the sale of investor owner shares.

One of the metrics we watch is our debt to asset ratio, which we define as total debt divided by total assets. This is a measure of the organization’s solvency, and is important to investors and lenders. As of June 30, 2026, our total liabilities were $5,820,028.20 and total assets were $16,000,784.62, resulting in a debt to asset ratio of approximately 0.36 to 1. This means it would only take 36% of our assets to pay off all of our debts. This gives confidence to our lenders since EB PREC has more than enough assets to pay all lenders back in a worst case scenario where EB PREC might have to liquidate assets to pay back lenders, and in fact EB PREC has the capacity to take on more debt before the ratio reaches 1 to 1.

The current liability “Deferred Revenue” represents grant and contract funds received with deliverables to be completed in future periods. As of June 30, 2026, Deferred Revenue stands at $557,500.00, down slightly from $560,768.00 as of December 31, 2025. As deliverables are met, these amounts are recognized as grant income on the income statement.

Changes in Operating Expenses

Our Net Income for the period January 1, 2025 through June 30, 2025, is approximately $1.1 Million, compared to $190,000 for the same period in 2026. This decrease in net income can be attributed to, among other things, an increase in expenses of about $360,000, approximately $500,000 less grant income (some of which is shown as miscellaneous income in 2024) and $95,000 less consulting income during the same period. The substantial decrease in grant income is not unusual, due to the inconsistent timing of grants and philanthropic funding cycles. While our grant income is down this year compared to last year so far, we do not see this as a consistent downward trend.

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The majority of the increase in expenses is consolidated in a handful of lines shown on our Profit and Loss statement.

●	Our largest expense line item, Salaries and Wages, which increased by 9% as compared to the same period last year. This increase was due to some new team members, but primarily due to a small cost of living increase to existing staff salaries and wages.
●	We saw a significant increase in Rent and Lease expenses. We have moved our office into a property we own (the Barn) so are no longer paying rent for our office space, but we have begun paying rent on the lot next door through a lease and option to purchase, which we are using as parking and a construction staging area for Esther’s Orbit Room. We hope to exercise that option soon to acquire the property. We are paying monthly approximately $6,500 to rent and maintain our option to purchase, which expires in May 2027, but may be extended until November 2027 if needed.
●	We saw a slight increase in Legal and Professional Services, as we’ve brought on a new bookkeeper, a capital campaign consultant, and others supporting the development of Esther’s Orbit Room.
●	We had an increase in our Repairs and Maintenance expenses, due to in-house repair and maintenance conducted at our Pippin st. property, our office at “The Barn”, and a community workday we hosted at one of our residential properties.
●	We also saw an increase in our Contractors expense. We have three new independent contractors in 2026 who make up the majority of these expenses, including a culture and events consultant working on Esther’s Orbit Room and Revival Hall, a museum curator and director working on the 7th Street Living Archive and Museum project, and a strategist supporting our 7th Street Thrives project.
●	We had a profit at the end of 2026, which created federal and state income taxes, pushing our Taxes expense in 2026 significantly above that in 2025.
●	Our Advertising and Marketing team has also spent more this year so far than during the same period in 2026. This is primarily because these were the first 6 months of our 2-year, $10,000,000 capital campaign, for which we have designed and printed marketing materials, pushing our advertising and marketing expenses past what they were last year at this time.

Revenue from Property

Revenue from Properties (Resident Monthly Contributions) is up 9% compared to the first half of 2025. We had a slight decrease in this revenue line in 2025 due to vacancies in a couple of units. That gave us the opportunity to remodel those units and complete comprehensive repairs, and we have successfully leased up all vacant units, putting us at 100% occupancy across our residential portfolio. Four of our residential units received small rent increases (less than 1%) in March 2026, and the remaining residential units did not receive increases this year.

Grants Funding EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $9,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements, because many grants are held and administered by the Law Center for the purpose of furthering the mission of both EB PREC and the Law Center. The Law Center receives grants on behalf of EB PREC with an agreement that they pay EB PREC to carry out future work. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

The Law Center distributed $450,000 to EB PREC in 2025, and an additional $1,235,000 in the first half of 2026. As of June 30, 2026, the Law Center was holding over $5,000,000 in additional grant funding for the purposes of developing EB PREC and furthering its mission, which may be disbursed upon request by EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

Dividends

In 2025 the Board passed a proposal to declare and distribute dividends, at the rate of 1.5% for shares held in the year 2024, excluding those who opted to waive their right to dividends. Roughly 44% of Investor Owners as of December 2024 had opted to waive their right to dividends. The total amount declared in 2025 was $30,903.75 and was distributed to investors in 2025. The board has not yet passed any proposal to declare dividends to investors in 2026, but the finance team intends to recommend such a proposal before the end of the year.

Our finance and investor owner administration staff are in the process of bringing on a transfer agent called West Coast Stock Transfer, Inc. A transfer agent is a third-party service that maintains a secure and accurate record of our investor owners, helps us verify shareholder information, and manages complex administrative tasks—such as processing dividends and estate transitions—more efficiently. By engaging a transfer agent, we ensure our investor records are professionally maintained as we grow, while also fulfilling a key regulatory requirement that exempts EB PREC from the intensive quarterly reporting and other obligations of becoming a de facto public company pursuant to Section 12(g) of the Securities Exchange Act, allowing us to maintain our more manageable semi-annual reporting schedule under Regulation A. Furthermore, the transfer agent will provide a digital platform where our members will be able to log in and see their investment position, and update their contact information, which is not a feature we have been able to offer previously. We expect our transfer agent to manage the process of distributing this year’s dividends, when approved by the board.

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Liquidity

Our cash comes from a combination of grant funding, loans, and proceeds from the sale of Investor Owner Shares, as well as earned revenue, donations, and member dues. The Cooperative does not intend to use proceeds from the sale of Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation. As of June 30, 2026, 57% of the cooperative’s assets are in liquid bank accounts or short term (6-month or shorter) certificates of deposit. This is up from 45% as of June 30, 2025. We expect this percentage to fluctuate over the coming months, as on the one hand we will be spending down a large portion of our cash on Esther’s Orbit Room construction and other acquisitions, while on the other hand we will be raising more cash through our capital campaign.

Since 2022, EB PREC has had enough capital on hand to invest in 3- and 6-month CDs, generally re-investing them as they mature. That investment has grown to over $3,250,000 in CDs as of June 30, 2026. In this way, we might generate a return on those funds that can be passed on to our investors as dividends with low risk, until the funds can be deployed into EB PREC properties. We expect to deploy approximately $5.5 Million into Esther’s Orbit Room through our subsidiary Orbit Properties LLC over 12 months starting in August 2026. In addition to this CD capital, we have approximately $1.4 Million in loans we plan to draw between October 2026 and July 2027 that can contribute to the construction costs at Esther’s.

Over time, EB PREC expects its core operations to become financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover our core operational expenses. In the long run, we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Trend Information

For the remainder of 2026 and heading into 2027, EB PREC is prioritizing organizational stabilization, enhancing team harmony, and optimizing operational effectiveness across our Staff collective. Following a period of rapid growth, we are re-evaluating our 5-year growth plan to better align with current organizational capacity and sustainable development goals. Our ongoing efforts include adjusting our staff’s internal operations to account for our growing team, building out more in depth onboarding and educational processes for our resident owners, community owners, and owner groups, engaging community members on our potential acquisitions, and completing construction and re-opening Esther’s Orbit Room, among others.

The Bay Area real estate market remains turbulent and high-cost. The demand for affordable housing persists as a critical concern, with rising property values and limited housing stock continuing to strain low-income residents. While interest rates have fluctuated, the sustained high-rate environment informs our financing strategy, which relies on deeply affordable/below-market capital from Investor Owners and low-interest loans from mission-aligned foundations. We remain vigilant regarding Federal Reserve policy, inflation, and recession risks, and stand prepared to refinance existing properties if market conditions improve significantly.

Construction costs, including labor and materials, remain a key variable impacting our operations, particularly as we progress through the Esther’s Orbit Room development. Fortunately we have signed our construction contract with Deacon Construction and began construction at Esther’s Orbit Room in August 2026, locking in pricing for most of these variables. While global supply chain volatility has tempered compared to pandemic-era peaks, we continue to monitor inflationary pressures closely. As we look at future projects we are maintaining conservative estimates and contingency planning to mitigate the risk of price volatility or potential project delays, ensuring the project remains aligned with our financial capacity.

EB PREC is working with multiple groups of residents living in properties that are either on the market, or who are in conversation with their landlords about an off market acquisition. Given the high interest rate environment and reduced rents in the East Bay over the past 12 months, the speed of real estate transactions has slowed and we find that we have a bit more time to explore market rate acquisition opportunities. We are exploring these possible projects as a way to acquire and preserve “naturally occurring” affordable housing. This strategy is partly due to the lack of affordable vacant properties on the market. Many of our members have a vision to purchase vacant multi-unit properties for their community, but those that are available are often offered at high prices because they expect high market rate income for those vacant units. Single Family Home properties in our market are similarly challenging; though they are more likely to be vacant, they usually have a significantly higher average price per unit compared to multifamily properties. By acquiring multiunit properties with existing low-income residents and affordable rents, it is more likely that the property price will be proportionally lower.

Despite global capital market uncertainty, we have observed sustained and growing interest in EB PREC, with an increasing volume of investments routed through investment advisors who provide thorough due diligence. This trend confirms the viability of our impact-investing model. With the successful utilization of existing credit facilities—including the recently approved $2.25 million loan—and continued equity capital raises, we are well-positioned to achieve our asset growth targets. Looking forward, we continue to build a robust pipeline of investment, supporting our operational liquidity and our long-term mission to foster housing justice in the East Bay and beyond. We continue to sell shares in California through the California Cooperative exemption, and nationwide to accredited investors through Reg D, and are 9 months into a 2-year campaign to raise an additional $10,000,000 for our projects.

Item 2: Other

None.

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Item 3: Consolidated Financial Statements

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East Bay Permanent Real Estate Cooperative Inc

Balance Sheet (Unaudited)

As of Jun 30, 2026

	Total
	As of Jun 30, 2026	As of Dec 31, 2025 (PP)
Assets
Current Assets
Bank Accounts	$9,065,497.34	$7,854,258.16
Accounts Receivable	$21,140.60	$3,270.78
Other Current Assets
Deferred Tax Asset	$0.00	$0.00
Northern California Land Trust Loan	185,010.00	185,010.00
Prepaid Expenses	$0.00	$0.00
Prepaid Federal Income Taxes	$0.00	$0.00
Prepaid State Income Taxes	$0.00	$0.00
Taxes Receivable	$0.00	7.21
Undeposited Funds	$0.00	500.00
Total for Other Current Assets	$185,010.00	$185,517.21
Total for Current Assets	$9,271,647.94	$8,043,046.15
Fixed Assets
10778-10786 Pippin Street	$2,184,695.11	$2,126,064.00
1726 7th Street	$710,800.00	$710,800.00
2096 California Avenue	$466,600.00	$466,600.00
2447 Prince Street	$1,416,417.59	$1,410,211.63
Accumulated Depreciation	(293,845.69)	(293,845.69)
Esther's Orbit Room	$2,244,469.67	$2,235,125.26
Land	$0.00	$0.00
Total for Fixed Assets	$6,729,136.68	$6,654,955.20
Total for Assets	$16,000,784.62	$14,698,001.35
Liabilities and Equity
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable (A/P)	34,631.55	65,751.84
Total for Accounts Payable	$34,631.55	$65,751.84
Credit Cards
Ramp Card	10,554.91	8,034.83
Total for Credit Cards	$10,554.91	$8,034.83
Other Current Liabilities
Accrued Payroll	$0.00	71,600.29
Ameriflex FSA/DCA Account	(16,079.06)	(11,022.87)
Ameriflex FSA/DCA Deductions	16,133.18	11,013.12

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Benefit Liabilities	6,033.51	328.98
CALLI	$0.00	$0.00
Calsavers	4,486.81	(17.00)
Deferred Revenue	557,500.00	560,768.00
Dividends Allocated to be Paid	3,577.39	10,291.69
FFGF Loan	$0.00	$0.00
Nancy Loan	$0.00	$0.00
Payroll Liabilities	$0.00	528.60
Stupski Foundation Loan	1,000,000.00	1,000,000.00
Total for Other Current Liabilities	$1,571,651.83	$1,643,490.81
Total for Current Liabilities	$1,616,838.29	$1,717,277.48
Long-term Liabilities
Accumulated Amortization Debt Issuance Costs	6,630.00	6,630.00
Calhoun Christiano Charitable Fund Loan	500,000.00	500,000.00
California Wellness Foundation Loan	1,000,000.00	1,000,000.00
CVCC Loan	$0.00	$0.00
Debt Issuance Costs	(15,300.00)	(15,300.00)
Federal & State Income Taxes Payable	236,558.00	236,558.00
ImpactAssets Loan	1,700,000.00	1,700,000.00
Just Transition Loan (5 year- 0%)	2,250,000.00	2,250,000.00
Notes Payable	(1,463,523.00)	(1,733,523.00)
Pass-Through Account	$0.00	$0.00
Security Deposits	(20,000.00)	(20,000.00)
Security Deposits 10778-10786 Pippen Street	8,824.91	8,824.91
Total for Security Deposits	$(11,175.09)	$(11,175.09)
Total for Long-term Liabilities	$4,203,189.91	$3,933,189.91
Total for Liabilities	$5,820,028.20	$5,650,467.39
Equity
Additional Paid In Capital	1,350,000.00	1,350,000.00
Donor Restricted Net Assets	$0.00	$0.00
Investor Owner	6,722,227.91	5,779,227.91
Opening Balance Equity	$0.00	$0.00
Retained Patronage Dividends	11,028.23	11,028.23
Retained Earnings	1,907,277.82	1,114,084.29
Net Income	190,222.46	793,193.53
Total for Equity	$10,180,756.42	$9,047,533.96
Total for Liabilities and Equity	$16,000,784.62	$14,698,001.35

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East Bay Permanent Real Estate Cooperative Inc

Profit and Loss (Unaudited)

January-June, 2026

	Total
	Jan 1 - Jun 30 2026	Jan 1 - Jun 30 2025 (PY)
Income
Community Owner Dues	7,393.00	6,720.00
Consulting	1,000.00	96,461.01
Fee Income	542.29	253.10
Grants	1,235,000.00	593,000.00
Individual Donations	3,067.00	2,354.00
Resident Monthly Contributions	130,137.53	119,425.60
Sustainer Donations		1,934.00
Total for Income	$1,377,139.82	$820,147.71
Gross Profit	$1,377,139.82	$820,147.71
Expenses
Advertising & Marketing	9,317.02	3,618.14
Print Materials	14,270.79	2,138.85
Total for Advertising & Marketing	$23,587.81	$5,756.99
Bank Charges & Fees	391.54	1,088.89
Benefit Admin & Payroll Processing Fee	1,106.35	1,111.60
Contractors	88,061.06	23,076.92
Dues & Subscriptions	849.00	330.00
EB PREC Event Expenses	15,209.07	12,750.04
External Events/Conferences		419.00
Insurance	2,836.77	30,458.71
Interest Paid	6,250.00	1,250.00
Job Supplies	1,589.81	14,815.92
Legal & Professional Services	209,811.13	182,248.08
Meals & Entertainment	3,259.29	1,062.13
Office Supplies & Software		(1.26)
Office Supplies	11,729.93	21,077.29
Postage and Shipping	87.57
Software	11,435.72	9,304.59
Total for Office Supplies & Software	$23,253.22	$30,380.62
Other Business Expenses	609.43
PayPal Fees	666.26	635.91
Professional Development	4,596.70	1,398.00
Rent & Lease	30,600.00	3,600.00
Repairs & Maintenance	47,345.91	33,722.18
Salaries & Wages	480,431.35	449,525.85
Employee Benefits	54,499.69	39,215.87
Payroll Tax Expense	44,519.52	41,598.92
Total for Salaries & Wages	$579,450.56	$530,340.64
Taxes & Licenses	102,073.56	11,967.39
Federal Income Taxes	55,670.00
Property Tax	14,581.60	18.40
State Income Taxes	23,637.00	800.00
Total for Taxes & Licenses	$195,962.16	$12,785.79
Travel	3,441.69	2,224.53
Utilities	25,811.86	20,381.93
Total for Expenses	$1,264,689.62	$909,837.88
Net Operating Income	$112,450.20	$(89,690.17)
Other Income
Interest Earned	77,300.70	66,060.26
Misc. Income	471.56	1,184,803.00
Total for Other Income	$77,772.26	$1,250,863.26
Other Expenses
Reconciliation Discrepancies		1,750.00
Total for Other Expenses	$0.00	$1,750.00
Net Other Income	$77,772.26	$1,249,113.26
Net Income	$190,222.46	$1,159,423.09

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January-June, 2026

Account Name	Total
OPERATING ACTIVITIES
Net Income	190,222.46
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Payable (A/P)	(31,120.29)
Accounts Receivable (A/R)	(17,869.82)
Accrued Payroll	(71,600.29)
Ameriflex FSA/DCA Account	(5,056.19)
Ameriflex FSA/DCA Deductions	5,120.06
Benefit Liabilities	5,704.53
Calsavers	4,503.81
Deferred Revenue	(3,268.00)
Dividends Allocated to be Paid	(6,714.30)
Payroll Liabilities	(528.60)
Ramp Card	2,520.08
Taxes Receivable	7.21
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$(118,301.80)
Net cash provided by operating activities	$71,920.66
INVESTING ACTIVITIES
10778-10786 Pippin Street	(800.00)
10778-10786 Pippin Street:Capital Repairs-10778-10786 Pippin Street	(57,831.11)
2447 Prince Street:Capital Repairs - 2447 Prince Street	(8,255.96)
2447 Prince Street:Security Deposit - 2447 Prince Street	2,050.00
Esther's Orbit Room:Capital Repairs	(9,344.41)
Net cash provided by investing activities	$(74,181.48)
FINANCING ACTIVITIES
Investor Owner	943,000.00
Notes Payable	270,000.00
Net cash provided by financing activities	$1,213,000.00
NET CASH INCREASE FOR PERIOD	$1,210,739.18
Cash at beginning of period	$7,854,758.16
CASH AT END OF PERIOD	$9,065,497.34

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January-June, 2025

Account Name	Total
OPERATING ACTIVITIES
Net Income	1,159,423.09
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Payable (A/P)	(13,385.64)
Accounts Receivable (A/R)	287,255.12
Accrued Payroll	(17,555.76)
Ameriflex FSA/DCA Account	(1,135.73)
Ameriflex FSA/DCA Deductions	7,193.84
Benefit Liabilities	4,037.97
Calsavers	4.48
Deferred Revenue	(1,187,500.00)
Dividends Allocated to be Paid	11,727.94
Prepaid Expenses	884.89
Ramp Card	4,029.68
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$(904,443.21)
Net cash provided by operating activities	$254,979.88
INVESTING ACTIVITIES
10778-10786 Pippin Street	(815.00)
1726 7th Street	(98.12)
2096 California Avenue:Security Deposit - 2096 California Avenue	700.00
2447 Prince Street	(190.33)
Net cash provided by investing activities	$(403.45)
FINANCING ACTIVITIES
Investor Owner	884,470.00
Retained Earnings	(30,017.36)
Security Deposits:Security Deposits 10778-10786 Pippen Street	(2,575.09)
Net cash provided by financing activities	$851,877.55
NET CASH INCREASE FOR PERIOD	$1,106,453.98
Cash at beginning of period	$4,247,486.09
CASH AT END OF PERIOD	$5,353,940.07

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East Bay Permanent Real Estate Cooperative Inc

Statements of Owners' Equity (Unaudited)

As of June 30, 2026 and June 30, 2025

	Investor Owner Stock	Additional Paid In Capital	Retained Patronage Dividends	Retained Earnings (Accumulated Deficit)	Total

Balance December 31 2024	$4,368,283	$1,350,000	$9,350	$(14,920)	$5,712,713
Stock Issued	$879,000	$-	$-	$-	$879,000
Dividends Paid	$-	$-	$-	$-	$0
Patronage dividends declared	$-	$-	$-	$-	$0
Patronage dividends payable	$-	$-	$-	$-	$0
Net Income	$-	$-	$-	$1,159,423	$1,159,423
Balance June 30 2025	$5,247,283	$1,350,000	$9,350	$1,144,503	$7,751,136

Balance December 31 2025	$5,779,228	$1,350,000	$11,028	$1,787,815	$8,928,071
Stock Issued	$943,000	$-	$-	$-	$943,000
Dividends Paid	$-	$-	$-	$-	$0
Patronage dividends declared	$-	$-	$-	$-	$0
Patronage dividends payable	$-	$-	$-	$-	$0
Net Income	$-	$-	$-	$190,222	$190,222
Balance June 30 2026	$6,722,228	$1,350,000	$11,028	$1,978,037	$10,061,293

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Item 4. Exhibits

Exhibit Number	Description
2.a*	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b*	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.a*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.b*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.c*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed July 31, 2024)
3.d*	EB PREC Investor Owner Redemption Policy (incorporated by reference to Exhibit 3.b to the Company’s Current Report on Form 1-U filed April 25, 2024)
6.a*	2025 General Fiscal Sponsorship Agreement between the Law Center and EB PREC (incorporated by reference to Exhibit 6.h to the Company’s 2024 Annual Report on Form 1-K filed on April 28, 2026)
6.b*	Development Agreement #6 between the Law Center and EB PREC (incorporated by reference to Exhibit 6.i to the Company’s 2024 Annual Report on Form 1-K filed on April 28, 2026)
6.c*	Lease with Option to Purchase 1728 7th st. (incorporated by reference to Exhibit 6.c to the Company’s 2026 Annual Report on Form 1-K filed on April 30, 2026)
6.d*	ImpactAssets Loan Agreement (incorporated by reference to Exhibit 6.k to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)

* Filed previously.

** Filed concurrently herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By /s/ Noni Session, Principal Executive Officer

Date 9/29/2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ Noni Session

Noni Session, Principal Executive Officer

Date 9/29/2026

By /s/ Ojan Mobedshahi

Ojan Mobedshahi, Principal Financial and Accounting Officer

Date 9/29/2026

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